Exhibit 99.1

Board of Directors
Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, BC
V6C 3M1
Canada

March 18, 2019

Ladies and Gentlemen,
I am writing to you on behalf of M&G Investment Management Limited, M&G Global Dividend Fund and M&G (Lux) Investment Funds 1 (together "M&G" or "we") in connection with our investment in Methanex Corporation (the "Company").
We manage over $300 billion of customer assets, helping to manage the long-term savings of millions of people across Europe, Asia and the Americas. M&G is by far the largest shareholder of the Company, has been a shareholder for over a decade and has regularly engaged with the management and board of the Company during that time.
In numerous calls and meetings with both management and independent members of the board over the last year, we have repeatedly made clear our serious concerns about the sizeable financial commitments associated with the Company's potential investment in a third methanol production plant in Geismar, Louisiana. Our concern is that management has become focused on pursuing this project alone without a strategic partner.
We are supportive of the plant in concept, however, we strongly believe that without the participation of a strategic partner such a project would represent an unacceptable financial risk to the Company given the cyclical nature of its cashflows. The scale of capital expenditure and indebtedness required to complete such a project is much larger than the Company should contemplate bearing alone. The capacity growth benefit fails to offset the huge financial liability and execution risk that this project represents. To pursue such a significant project without sharing the risk with a partner, as had previously been contemplated, would be financially irresponsible.

As an operator in a highly cyclical industry, one of the only benefits of being a publicly listed business for Methanex is that it allows the company the opportunity to retire shares at a meaningful discount to replacement cost. Advancing Geismar 3 without a JV partner would also remove the balance sheet flexibility for Methanex to take advantage of the opportunity to buy back its shares when they trade at substantial discounts to replacement cost, which usually occurs when the company's operating cashflow is pressured by lower commodity prices. It remains our view that Methanex continues to trade at a material discount to the true underlying value of its asset base.

Greenlighting Geismar 3 with a significant portion of capital underwritten by a strategic partner would reduce the risk of the overall project, and crucially, would enable the company to fund the project out of cashflow. Share repurchases at attractive valuations could continue throughout the capex spend period under any reasonable methanol price assumption, allowing the company's shareholders to carry on benefitting from the primary attraction of Methanex existing as a listed entity. The company will still benefit from a meaningful lift in capacity and its capacity per share metrics will have the potential to continue marching up at an impressive rate.

The prospect for increasing capacity per share (alongside a robust balance sheet) continues to define our assessment of value creation. Without the financial flexibility to take advantage of opportunities to retire shares at all points of the cycle, we struggle to see the attraction of Methanex remaining a publicly listed entity, and would advocate pursuit of a full sale of the company to a strategic buyer. We are sure there would be plenty of interest in such a high quality set of assets.

We have directly expressed this view to both management and Chairman of the company on several occasions. At this point it is clear to us that we have failed to make headway with private communication on this issue and that our shareholder concerns over the financial viability of the Company are not being adequately addressed by either the non-executive board members or the executive.

In our 85 year investment history we have been able to fulfil our responsibility for stewardship of our investments almost exclusively through private and informal communication. Engaging in a proxy contest is extraordinary action for us, but in this situation we feel we have no alternative but to do so. To help restore the board's ability to oversee management and execute its fiduciary duties, we are preparing to nominate directors to the board at this year's annual general meeting.

Yours Sincerely,
Stuart Rhodes